[redacted]

SE(11015178 :OMMISSION
!9

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-~~03600~~ 46998

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Automated Trading Desk Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 eWall Street
(No. and Street)

Mount Pleasant (City) South Carolina (State) 29464 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ramsey Saliba (212) 816-1117
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

90 South Seventh Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CM
3/14

AFFIRMATION

I, Steven Jeffrey Martin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Automated Trading Desk Brokerage Services, LLC (the Company) for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/14/11

Signature

President

Title

Notary Public

SC Notary: My Commission Expires:
July 19th, 2020
Stacey A. Felenczak

AUTOMATED TRADING DESK BROKERAGE SERVICES, LLC

Table of Contents

** For conditions of confidential treatment of certain portions of this filing, see Section 2400.17(a) –5(e)(3)

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

To the Member of
Automated Trading Desk Brokerage Services, LLC:

We have audited the accompanying statement of financial condition of Automated Trading Desk Brokerage Services, LLC (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Automated Trading Desk Brokerage Services, LLC as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 23, 2011
Minneapolis, Minnesota

AUTOMATED TRADING DESK BROKERAGE SERVICES, LLC

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	653,922
Due from clearing broker		156,316,018
Financial instruments owned, held at clearing broker – at fair value		2,063,515
Accounts receivable		643,548
Other assets		38,511
Total assets	$	159,715,514

Liabilities and Member's Equity

Liabilities:		
Financial instruments sold, not yet purchased – at fair value	$	2,522,836
Due to Parent and affiliates, net		1,313,230
Accounts payable and accrued expenses		1,078,888
Total liabilities		4,914,954
Commitments and contingencies (note 8)		
Member's equity		154,800,560
Total liabilities and member's equity	$	159,715,514

See accompanying notes to statement of financial condition.

(1) Organization, Nature of Operations and Significant Accounting Policies

Automated Trading Desk Brokerage Services, LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), the NASDAQ Exchange (NASDAQ), NYSE/Arca (NYSE), the Boston Stock Exchange (BSE), the Chicago Stock Exchange (CHX), the CBOE Exchange (CBSX), the National Stock Exchange (NSX), the Philadelphia Stock Exchange (PHLX), the NASDAQ BX Exchange (BX), the BATS Exchange (BATS) and the International Securities Exchange, Inc. (ISE).

The Company was organized in 1993 and is a wholly owned subsidiary of Automated Trading Desk, LLC (the Parent, or the Member) which is an indirect wholly owned subsidiary of Citigroup Global Markets Holding, Inc. (CGMHI) which is a wholly owned subsidiary of Citigroup, Inc. (Citigroup).

(a) Nature of Operations

The Company generates its revenues by trading its proprietary account, primarily using various trading models, which result in very short-term, liquid equity positions.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including those regarding the potential outcome of litigation and regulatory reviews that affect the statement of financial condition and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

(c) Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased are recorded on a trade date basis at fair value. The Company uses quoted market prices to determine the fair value of trading positions. The trading positions are held by the clearing broker and may be used by the clearing broker in the conduct of its business. Such financial instruments consist primarily of equity securities.

(d) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

(e) Trading Rebates and Access Fees

The Company earns trading rebates or incurs access fees on certain transactions that provide liquidity from electronic communication networks (ECN), NASDAQ and other broker-dealers. In the statement of financial condition, trading rebates are netted against the access fees by counterparty and are included in accounts receivable or accounts payable and accrued expenses, as appropriate.

(2) Fair Value of Financial Instruments

The accounting literature defines fair value, disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

These two types of inputs create the following fair value hierarchy:

- Level 1 – Quoted prices for *identical* instruments in active markets.
- Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following is a summary of the inputs used as of December 31, 2010 in valuing the Company's investments at fair value:

	Level 1	Level 2	Level 3
Financial instruments owned, held at clearing broker (equities)	$ 2,063,515	—	—
Financial instruments sold, not yet purchased (equities)	2,522,836	—	—

Substantially all of the Company's remaining financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value, due to their short-term nature.

(3) Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and the results of its operations are included in CGMHI's U.S. federal income tax return. Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, certain state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. At December 31, 2010, the Company has an outstanding payable from the Parent (included in Due to Parent and affiliates, net) in the amount of $92,340 related to income taxes.

As of December 31, 2010, the Company has no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns.

(4) Related Party Transactions

(a) Management and Software Licensing Fees

The Parent and CGMHI provide the Company with administrative, technology and support staff and fund other overhead, occupancy and operating costs, which include compensation of substantially all

personnel. Pursuant to agreements with the Parent, the Company pays monthly management and software licensing fees to the Parent. The fees resulting from the agreements are evaluated periodically throughout the year. As of December 31, 2010, $602,851 of these fees is included in Due to Parent and affiliates, net in the statement of financial condition.

(b) Execution Costs

The Company receives trading rebates from and pays access fees to affiliates in the normal course of routing order flow. As of December 31, 2010, $319,232 of these rebates is included in Due to Parent and affiliates, net in the statement of financial condition.

(c) Shared Services

In the course of operations, certain expenses of the Company are paid for and reimbursed to affiliates. As of December 31, 2010, the amount related to these shared service expenses included in Due to Parent and affiliates, net in the statement of financial condition is $937,270.

(5) Due from Clearing Broker

The Company clears principal equity transactions through its clearing broker, Bank of New York Brokerage, Inc., on a fully disclosed basis. The amount due from clearing broker relates primarily to principal trading activity.

(6) Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. At December 31, 2010, the Company had net capital of $153,226,781 , which was $152,976,781 in excess of its required net capital of $250,000.

The Company has signed a proprietary accounts of introducing brokers (PAIB) agreement with its clearing broker, so as to enable it to include certain assets as allowable assets in its net capital computation.

(7) Financial Instruments with Off-Balance-Sheet Risk

In connection with its trading activities, the Company enters into transactions in a variety of securities. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at the fair values of the related securities as of December 31, 2010 and will incur a loss if the market value of the securities increases subsequent to December 31, 2010.

In addition, exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical and systematic monitoring techniques.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company manages this risk by maintaining very short-term proprietary trading strategies.

(8) Commitments and Contingencies

(a) Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position over and above any previously accrued amounts.

(b) Risks and Uncertainties

The Company generates its revenues by trading its proprietary account, and therefore, revenues are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's trading activities, volatility in the securities markets, and technological changes and events and clearing costs.

(9) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2010 that would require recognition or disclosure in the statement of financial condition through February 23, 2011, which is the date the statement of financial condition was available to be issued. No such transactions required recognition in the statement of financial condition as of December 31, 2010.

KPMG

AUTOMATED TRADING DESK BROKERAGE SERVICES, LLC

(S.E.C. I.D. No. 8-03600)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)